Exhibit 16.1

April 20, 2026

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements in the Form 6-K dated April 20, 2026, of Phaos Technology Holdings (Cayman) Limited (the “Company”) to be filed with the Securities and Exchange Commission and we agree with such statements therein as related to our firm, including the statements regarding our reports on the Company’s consolidated financial statements for the fiscal years ended April 30, 2025, 2024, and 2023 and the inclusion of an explanatory paragraph in our report for the fiscal year ended April 30, 2025 regarding the Company’s ability to continue as a going concern. We have no basis to, and therefore, do not agree or disagree with the other statements made by the Company in the Form 6-K.

Sincerely,

/s/ Kreit & Chiu CPA LLP

Kreit & Chiu CPA LLP